Exhibit 99.3

NuCana Reports Second Quarter 2023 Financial Results and Provides Business Update

On Track to Present Data Updates from All Ongoing Clinical Studies in the Second Half of 2023

Well Capitalized with Anticipated Cash Runway into 2025

Edinburgh, United Kingdom, August 16, 2023 (GLOBE NEWSWIRE) – NuCana plc (NASDAQ: NCNA) announced financial results for the second quarter ended June 30, 2023 and provided an update on its broad clinical development program with its transformative ProTide therapeutics.

As of June 30, 2023, NuCana had cash and cash equivalents of £24.6 million compared to £31.0 million at March 31, 2023 and £41.9 million at December 31, 2022. NuCana continues to advance its various clinical programs and reported a net loss of £5.4 million for the quarter ended June 30, 2023, as compared to a net loss of £3.9 million for the quarter ended June 30, 2022. Basic and diluted loss per share was £0.10 for the quarter ended June 30, 2023, as compared to £0.07 per share for the comparable quarter ended June 30, 2022.

“During the first half of 2023, we focused on advancing our ProTides through clinical development and look forward to providing data updates from these studies in the second half of this year,” said Hugh S. Griffith, NuCana’s Founder and Chief Executive Officer. “We anticipate data updates from the three ongoing studies of NUC-3373, a ProTide that has the potential to replace 5-FU across multiple tumor types. These studies include: the Phase 2 part of the NuTide:302 study evaluating NUC-3373 combined with leucovorin and either irinotecan (NUFIRI) or oxaliplatin (NUFOX) plus bevacizumab in second-line patients with colorectal cancer; the randomized Phase 2 NuTide:323 study of NUFIRI plus bevacizumab compared to the standard of care FOLFIRI plus bevacizumab in patients with second-line colorectal cancer; and the Phase 1b/2 NuTide:303 modular study of NUC-3373 in combination with pembrolizumab in patients with solid tumors and in combination with docetaxel in patients with lung cancer.”

Mr. Griffith continued: “NUC-7738, our ProTide transformation of 3’-deoxyadenosine continues to progress well. We anticipate sharing data later this year from the Phase 2 part of the NuTide:701 study investigating NUC-7738 as monotherapy in patients with solid tumors and in combination with pembrolizumab in patients with melanoma.”

Mr. Griffith concluded, “With a cash runway expected to extend into 2025 and through many key milestones for both NUC-3373 and NUC-7738, we look forward to a busy and exciting rest of the year as we progress towards our goal of significantly improving treatment outcomes for patients with cancer.”

2023 Anticipated Milestones

•	NUC-3373 (a ProTide transformation of 5-FU)

In 2023, NuCana expects to:

•

Announce data from the Phase 2 (NuTide:302) study of NUC-3373 combined with irinotecan and bevacizumab (NUFIRI-bevacizumab) and in combination with oxaliplatin and bevacizumab (NUFOX-bevacizumab) in second-line patients with colorectal cancer;

•

Announce preliminary data from the randomized Phase 2 (NuTide:323) study of NUFIRI-bevacizumab versus the standard of care FOLFIRI-bevacizumab for the second-line treatment of patients with colorectal cancer; and

•

Announce data from the Phase 1b (NuTide:303) modular study of NUC-3373 in combination with pembrolizumab in patients with solid tumors and in combination with docetaxel in patients with lung cancer to identify additional indications for development.

•	NUC-7738 (a ProTide transformation of 3’-deoxyadenosine)

In 2023, NuCana expects to:

•	Announce data from the Phase 1 part of the NuTide:701 study of NUC-7738 in patients with solid tumors; and

•	Announce data from the Phase 2 part of the NuTide:701 study of NUC-7738 as monotherapy in patients with solid tumors and in combination with pembrolizumab in patients with melanoma.

About NuCana

NuCana is a clinical-stage biopharmaceutical company focused on significantly improving treatment outcomes for patients with cancer by applying our ProTide technology to transform some of the most widely prescribed chemotherapy agents, nucleoside analogs, into more effective and safer medicines. While these conventional agents remain part of the standard of care for the treatment of many solid and hematological tumors, they have significant shortcomings that limit their efficacy and they are often poorly tolerated. Utilizing our proprietary technology, we are developing new medicines, ProTides, designed to overcome the key limitations of nucleoside analogs and generate much higher concentrations of anti-cancer metabolites in cancer cells. NuCana’s pipeline includes NUC-3373 and NUC-7738. NUC-3373 is a new chemical entity derived from the nucleoside analog 5-fluorouracil, a widely used chemotherapy agent. NUC-3373 is currently being evaluated in three ongoing clinical studies: a Phase 1b/2 study (NuTide:302) in combination with leucovorin, irinotecan or oxaliplatin, and bevacizumab in patients with metastatic colorectal cancer; a randomized Phase 2 study (NuTide:323) in combination with leucovorin, irinotecan, and bevacizumab for the second-line treatment of patients with advanced colorectal cancer; and a Phase 1b/2 modular study (NuTide:303) of NUC-3373 in combination with the PD-1 inhibitor pembrolizumab for patients with advanced solid tumors and in combination with docetaxel for patients with lung cancer. NUC-7738 is a transformation of 3’-deoxyadenosine, a novel anti-cancer nucleoside analog. NUC-7738 is in the Phase 2 part of a Phase 1/2 study in patients with advanced solid tumors which is evaluating NUC-7738 as a monotherapy and in combination with pembrolizumab.

Forward-Looking Statements

This press release may contain “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995 that are based on the beliefs and assumptions and on information currently available to management of NuCana plc (the “Company”). All statements other than statements of historical fact contained in this press release are forward-looking statements, including statements concerning the Company’s planned and ongoing clinical studies for the Company’s product candidates and the potential advantages of those product candidates, including NUC-3373 and NUC-7738; the initiation, enrollment, timing, progress, release of data from and results of those planned and ongoing clinical studies; the Company’s goals with respect to the development, regulatory pathway and potential use, if approved, of each of its product candidates; the utility of prior non-clinical and clinical data in determining future clinical results; and the sufficiency of the Company’s current cash, cash equivalents and marketable securities to fund its planned operations into 2025. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other comparable terminology. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These risks and uncertainties include, but are not limited to, the risks and uncertainties set forth in the “Risk Factors” section of the Company’s Annual Report on Form 20-F for the year ended December 31, 2022 filed with the Securities and Exchange Commission (“SEC”) on April 4, 2023, and subsequent reports that the Company files with the SEC. Forward-looking statements represent the Company’s beliefs and assumptions only as of the date of this press release. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, it cannot guarantee future results, levels of activity, performance or achievements. Except as required by law, the Company assumes no obligation to publicly update any forward-looking statements for any reason after the date of this press release to conform any of the forward-looking statements to actual results or to changes in its expectations.

Unaudited Condensed Consolidated Statements of Operations

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2023	2022	2023	2022

	(in thousands, except per share data)
	£	£	£	£
Research and development expenses	(3,959)	(6,406)	(10,764)	(15,852)
Administrative expenses	(1,754)	(1,889)	(3,402)	(4,040)
Net foreign exchange (losses) gains	(564)	3,077	(1,259)	4,208

Operating loss	(6,277)	(5,218)	(15,425)	(15,684)
Finance income	178	132	465	163

Loss before tax	(6,099)	(5,086)	(14,960)	(15,521)
Income tax credit	685	1,194	1,679	3,226

Loss for the period	(5,414)	(3,892)	(13,281)	(12,295)

Basic and diluted loss per share	(0.10)	(0.07)	(0.25)	(0.24)

Unaudited Condensed Consolidated Statements of Financial Position as at

	June 30, 2023	December 31, 2022

	(in thousands)
	£	£
Assets
Non-current assets
Intangible assets	2,553	2,365
Property, plant and equipment	701	866
Deferred tax asset	113	103

	3,367	3,334

Current assets
Prepayments, accrued income and other receivables	2,617	3,957
Current income tax receivable	8,033	6,367
Other assets	2,596	2,684
Cash and cash equivalents	24,644	41,912

	37,890	54,920

Total assets	41,257	58,254

Equity and liabilities
Capital and reserves
Share capital and share premium	143,213	143,203
Other reserves	77,709	75,872
Accumulated deficit	(193,540)	(180,573)

Total equity attributable to equity holders of the Company	27,382	38,502

Non-current liabilities
Provisions	58	46
Lease liabilities	279	396

	337	442

Current liabilities
Trade payables	4,679	4,803
Payroll taxes and social security	189	162
Accrued expenditure	5,384	10,002
Lease liabilities	286	243
Provisions	3,000	4,100

	13,538	19,310

Total liabilities	13,875	19,752

Total equity and liabilities	41,257	58,254

Unaudited Condensed Consolidated Statements of Cash Flows

	For the Six Months Ended June 30,
	2023	2022

	(in thousands)
	£	£
Cash flows from operating activities
Loss for the period	(13,281)	(12,295)
Adjustments for:
Income tax credit	(1,679)	(3,226)
Amortization and depreciation	288	470
Movement in provisions	(1,109)	—
Finance income	(465)	(163)
Interest expense on lease liabilities	16	5
Share-based payments	2,195	2,741
Net foreign exchange losses (gains)	1,285	(4,283)

	(12,750)	(16,751)
Movements in working capital:
Decrease in prepayments, accrued income and other receivables	1,288	295
(Decrease) increase in trade payables	(124)	312
Decrease in payroll taxes, social security and accrued expenditure	(4,598)	(1,524)

Movements in working capital	(3,434)	(917)

Cash used in operations	(16,184)	(17,668)

Net income tax paid	(2)	—

Net cash used in operating activities	(16,186)	(17,668)

Cash flows from investing activities
Interest received	482	161
Payments for property, plant and equipment	(5)	(10)
Payments for intangible assets	(291)	(276)

Net cash from (used in) investing activities	186	(125)

Cash flows from financing activities
Payments for lease liabilities	(84)	(148)
Proceeds from issue of share capital – exercise of share options	1	1
Proceeds from issue of share capital	11	—
Share issue expense	(2)	—

Net cash used in financing activities	(74)	(147)

Net decrease in cash and cash equivalents	(16,074)	(17,940)
Cash and cash equivalents at beginning of period	41,912	60,264

Effect of exchange rate changes on cash and cash equivalents	(1,194)	4,204

Cash and cash equivalents at end of period	24,644	46,528

For more information, please contact:

NuCana plc

Hugh S. Griffith

Chief Executive Officer

+44 131-357-1111

info@nucana.com

ICR Westwicke

Chris Brinzey

+1 339-970-2843

chris.brinzey@westwicke.com